UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 1, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

HealthMarkets, Inc.

File No. 1-14953 - CF#24304

_____

HealthMarkets, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from an Exhibit to a Form 10-Q filed on November 6, 2009.

Based on representations by HealthMarkets, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.3	through September 8, 2014
Exhibit 10.8	through September 8, 2014
Exhibit 10.11	through September 8, 2014
Exhibit 10.12	through September 8, 2014

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Craig Slivka
Special Counsel